December 9, 2005

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Duc Dang, Esq.
Office of Emerging Growth Companies

RE:	Boulder Specialty Brands, Inc.
Registration Statement on Form S-1 (the “Registration Statement”)
File No. 333-126364
Filed July 1, 2005

Dear Mr. Dang:

Boulder Specialty Brands, Inc., as the Registrant for the captioned Registration Statement, hereby respectfully requests that the Commission accelerate the effective date of the Registration Statement, as amended, so as to become effective at 2:00 p.m., Eastern Standard Time, on Wednesday, December 14, 2005, or as soon thereafter as practicable.

Very truly yours,

BOULDER SPECIALTY BRANDS, INC.

By:	/s/ James E. Lewis
James E. Lewis Vice Chairman

cc: Citigroup Global Markets Inc.